UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 002-26821

A.  Full Title of Plan:  Brown-Forman Corporation Savings Plan

B.  Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky  40210

Brown-Forman Corporation Savings Plan
Index
December 31, 2009 and 2008

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2009 and 2008	3

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009	4

Notes to Financial Statements	5-12

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2009	13

Signatures	14

Consent of Independent Registered Public Accounting Firm	15

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
500 W. Main Street
Suite 1800
Louisville, KY  40202
Telephone (502) 589-6100
Facsimile (502) 585-7875

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the Plan) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2010

Brown-Forman Corporation Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Investments, at fair value	$ 237,005,702	$ 197,268,719

Employer contributions receivable	1,701,995	1,753,084

Participant contributions receivable	281,251	262,906

Net assets available for benefits at fair value	238,988,948	199,284,709

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts	234,354	769,741

Net assets available for benefits	$ 239,223,302	$ 200,054,450

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Contributions
Employer	$ 7,524,539
Participants	13,383,644

20,908,183

Interest income	565,149
Dividend income	3,114,162
Net appreciation in investments	42,635,052
Transfers from other plans	125,942

Total additions	67,348,488

Deductions
Benefit payments	28,137,873
Administrative expenses	41,763

Total deductions	28,179,636

Net increase	39,168,852

Net assets available for benefits
Beginning of year	200,054,450

End of year	$ 239,223,302

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of Plan

The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan is a defined contribution plan covering substantially all salaried employees of the Company and nonunion salaried and hourly employees of the Company’s subsidiaries who are not members of a collective bargaining unit, except for certain employees of Fetzer, Jekel, and Sonoma Cutrer Vineyards. The Plan was amended to include non-union hourly employees of Blue Grass Mills, a division of the Company, effective January 1, 2001. An employee becomes eligible to participate in the Plan on their employment commencement date.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation.  For the years ended December 31, 2009 and 2008, highly compensated employees could contribute between 1% and 16% of their annual compensation.  Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $16,500 for 2009 and $15,500 for  2008.  Effective March 1, 2008, newly hired employees and employees who have not completed a salary reduction form will be automatically enrolled in the plan at a 5% effective deferral of their compensation unless they indicate a desire not to make contributions or elect to enroll at a different percentage.  New employees may transfer assets from their former employers’ qualified plans to the Plan.

Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.

Participants are eligible to receive the Company's matching contribution on the employee's employment commencement date.  The Company’s matching contribution is equal to 100% of the participant’s elective deferral up to 5% of the participant’s annual compensation.

Each participant's account is credited with the participant's contribution on a semi-monthly basis and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis.  Participants that are paid weekly shall have their accounts credited with the participants’ contributions on a weekly basis.  Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $49,000 or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the participating employee also participates in a qualified defined benefit plan maintained by the Company.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund, an asset allocation fund, and a Brown-Forman Corporation Class B common stock fund.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

Withdrawals

Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy.   If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made.  If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and recordkeeper as described in the Plan.  In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.  The participant’s contributions shall be suspended for six months after the receipt of a hardship distribution.

Participant Loans

A participant may request permission from the plan administrator to borrow a portion of such participant’s vested accrued benefit under the Plan.  Loans shall be limited to the lesser of $50,000 or 50% of the vested account balances.  Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Interest rates are fixed and are equal to the prime rate plus one percent as determined by the prime rate in effect during the month prior to the loan. Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant’s account.

Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future Company contributions. The forfeited balances totaled $15,467 and $13,319 at December 31, 2009 and 2008, respectively. Also in 2009, $88,500 from forfeited non-vested accounts were used to reinstate previously forfeited account balances of re-employed participants and/or reduce Company contributions.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participant on the measurement date.

Registered Investment Companies:
Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end based on the unadjusted quoted market value of the underlying assets.

Common Stock:
The Brown-Forman Corporation Stock Fund, a unitized employer stock fund, is comprised of Brown-Forman Corporation Class B shares, which are valued at the unadjusted quoted closing market price, and a cash component.  The value of a unit reflects the combined market value of the underlying Sponsor stock and market value of the short-term cash position.

Common Collective Trust:
The Plan's interest in the Fidelity Managed Income Portfolio (a common collective trust) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The underlying assets primarily consist of fixed income securities or bond funds.  They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets.  Redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds).  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.  The investment may be subject to redemption restrictions, at the trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest and fair value is the net asset value of the underlying assets of the common collective trust.  As required, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Money Market Fund:
The Plan's interest in the Retirement Money Market Portfolio (money market fund) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The Retirement Money Market Portfolio is a fund of the Fidelity Money Market Trust (the "trust") and is authorized to issue a number of shares.  The trust is registered under the Investment Company Act of 1940 as an open ended management investment company.  There are no unfunded commitments with respect to this investment, however, the fund may be subject to redemption restrictions, at the trustee's discretion, to the extent that it is determined such actions would disrupt management of the fund.

Participant Loans:
Loans to participants are valued at the outstanding principal balance plus accrued interest, which approximates fair value.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gains distributions.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Recent Accounting Pronouncements

In September 2006, guidance was issued that defined fair value, outlined a framework for fair measuring fair value and detailed the required disclosures about fair value measurements.  The adoption of this guidance in 2008 did not have a material impact on the statement of net assets available for benefits.  Refer to Note 7 of the Notes to Financial Statements for disclosures regarding fair value measurement.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Payment of Benefits

Benefits are recorded when paid.

3.        Investments

The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments with investments that represent 5% or more of Plan net assets at one or both year ends separately identified.
	December 31,
	2009		2008
	Number of		Number of
	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value
Investments at fair value:
Fidelity Money Market Trust
Retirement Money Market Portfolio	21,807,928	$21,807,928	27,210,925	$27,210,925
Fidelity Managed Income Portfolio	12,837,286	12,602,932	15,039,538	14,269,797
Fidelity Growth Company Fund	700,616	48,328,513	319,872	15,660,935
Brown-Forman Corporation Class B
Common Stock	412,290	22,086,397	417,282	21,485,874
Fidelity Diversified International Fund/K	777,360	21,750,522	765,598	16,452,707
Fidelity Equity-Income Fund/K	-	-	621,786	19,188,327
Fidelity Magellan Fund/K	-	-	459,912	21,073,151
PIMCO Total Return Fund	1,870,224	20,198,418	1,413,406	14,331,941
Massachusetts Financial Services Value Fund R4	1,053,837	21,888,187
Other investments individually less than 5%	3,658,930	68,342,805	3,798,188	47,595,062

		$237,005,702		$197,268,719

During 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated  in value as follows:
2009

Mutual funds	$ 41,494,266
Brown-Forman Corporation Class B Common Stock	1,140,786

$ 42,635,052

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

4.	Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

 5.       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Sponsor.  Participant recordkeeping fees were waived by Fidelity.    In addition, other administrative services are provided by the Sponsor but not charged to the Plan.  Administrative expenses totaled $41,763 in 2009.

Certain participants of the Plan transferred their participation from other defined contribution plans sponsored by the Company.  As a result, $125,942 of net related plan assets was transferred into the Plan during 2009.

The Brown-Forman Corporation Class B Common Stock Fund is a unitized employer stock fund comprised of Brown-Forman Corporation Class B shares and a cash component.  The participants of the Plan, as well as participants in other Sponsor plans, may invest in this employer stock fund.  The total fund was comprised of $23,730,169 of Brown-Forman Corporation Class B Common Stock and a $447,154 cash component as of December 31, 2009.  During 2009, purchases and sales of 262,115 and 273,782 shares of Brown-Forman Corporation Class B stock, respectively, were made by the employer stock fund.

7.	Fair Value Measurements

The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values.  Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  A description of the valuation methodologies used for assets measured at fair value is included in Note 2.  Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan’s investments with active markets include its investment in the Brown-Forman Corporation Class B common stock as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities. The Plan has concluded that the investments in the common collective trust and money market funds represent a Level 2 valuation.

Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  The Plan has concluded that the investments in participant loans represent a level 3 valuation.

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009:

		Fair Value Measurements at December 31, 2009

		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Large cap	$ 86,335,313	$ 86,335,313	$ -	$ -
Mid cap	18,973,794	18,973,794	-	-
Small cap	6,036,176	6,036,176	-	-
International	22,489,244	22,489,244	-	-
Blended fund	23,930,608	23,930,608	-	-
Income	20,198,418	20,198,418	-	-
Total mutual funds	177,963,553		-	-

Brown-Forman Corporation Class B common stock	22,086,397	22,086,397	-	-
Money market fund	22,224,108	-	22,224,108	-
Common collective trust fund	12,602,932	-	12,602,932	-
Participant loans	2,128,712	-	-	2,128,712
Total Investments	$ 237,005,702	$ 200,049,950	$ 34,827,040	$ 2,128,712

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements at December 31, 2008

		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Large cap	$ 67,668,866	$ 67,668,866	$ -	$ -
Mid cap	12,842,750	12,842,750	-	-
Small cap	2,793,144	2,793,144	-	-
International	16,761,150	16,761,150	-	-
Blended fund	17,352,263	17,352,263	-	-
Income	14,331,941	14,331,941	-	-
Total mutual funds	131,750,114
			-	-
Brown-Forman Corporation Class B common stock	21,485,874	21,485,874
Money market fund	27,645,993	-	27,645,993	-
Common collective trust fund	14,269,797	-	14,269,797	-
Participant loans	2,116,941	-	-	2,116,941
Total Investments	$ 197,268,719	$ 153,235,988	$ 41,915,790	$ 2,116,941

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Level 3 Assets

Participant loans
Balance, beginning of year	$ 2,116,941
Realized gains/(losses)	-
Unrealized gains/(losses) relating to	-
instruments still held at the reporting date	-
Purchases, sales, issuances and settlements, (net)	11,771

Balance, end of year	$ 2,128,712

Brown-Forman Corporation Savings Plan
Plan #006 EIN #61-0143150
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of Investment Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,	Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Value

	Janus Enterprise Fund	197,666 Mutual fund shares	$ 9,284,378
	PIMCO Total Return Fund	1,870,224 Mutual fund shares	20,198,418
	Royce Low Priced Stock Fund	428,401 Mutual fund shares	6,036,176
	Hartford Capital Appreciation Fund	273,390 Mutual fund shares	10,014,262
*	Massachusetts Financial Services Value Fund R4	1,053,837 Mutual fund shares	21,888,187
*	Fidelity Growth Company Fund	700,616 Mutual fund shares	48,328,513
*	Fidelity Low Priced Stock Fund/K	279,428 Mutual fund shares	8,927,721
*	Fidelity Diversified International Fund/ K	777,360 Mutual fund shares	21,750,522
*	Fidelity Freedom Income	58,403 Mutual fund shares	627,251
*	Fidelity Freedom 2000	27,108 Mutual fund shares	307,675
*	Fidelity Freedom 2010	322,413 Mutual fund shares	2,394,347
*	Fidelity Freedom 2020	191,395 Mutual fund shares	3,856,521
*	Fidelity Freedom 2030	303,851 Mutual fund shares	3,764,719
*	Fidelity Freedom 2040	289,264 Mutual fund shares	2,071,128
*	Fidelity Freedom 2005	41,548 Mutual fund shares	416,729
*	Fidelity Freedom 2015	296,519 Mutual fund shares	3,089,732
*	Fidelity Freedom 2025	382,748 Mutual fund shares	3,976,750
*	Fidelity Freedom 2035	238,924 Mutual fund shares	2,451,364
*	Fidelity Freedom 2045	60,772 Mutual fund shares	514,740
*	Fidelity Freedom 2050	55,048 Mutual fund shares	459,652
*	Fidelity Money Market Trust
	Retirement Money Market Portfolio	21,807,928 Money market shares	21,807,928
*	Fidelity Managed Income Portfolio	12,837,286 Common collective trust fund units	12,837,286
*	Allegiant Mid Cap Value I	39,031 Mutual fund shares	419,971
*	Spartan International Index Fund	22,084 Mutual fund shares	738,722
*	Spartan Extended Market Index Fund	11,241 Mutual fund shares	341,724
*	Spartan U.S. Equity Index Fund	154,815 Mutual fund shares	6,104,351
*	Brown-Forman Corporation Stock Fund:
	Brown-Forman Corporation	412,290 shares Class B common stock	22,086,397
	Institutional Money Market Portfolio - Class 1	Money market deposit account, interest rate 0.47%	416,180
*	Participant loans	Loans, interest rates ranging from 4.25% to 9.5%, variable maturities through 2015	2,128,712

			$ 237,240,056

*	Party-in-interest to the Plan

**	This represents contract value for the Fidelity Managed Income Portfolio.
	At Fair Value this investment is $12,602,932.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

BROWN-FORMAN CORPORATION SAVINGS PLAN

June 25, 2010	By:	/s/ Lisa Steiner
Lisa Steiner
Member, Employee Benefits Committee (Plan Administrator) Senior Vice President, Chief Human Resources Officer Brown-Forman Corporation